Attachment A

America’s marketFLEX® Advisor Annuity
Nationwide Life Insurance Company
Individual Deferred Variable Annuity Contracts
Issued by Nationwide Life Insurance Company through its Nationwide Variable Account-4
The date of this prospectus is May 1, 2009, amended January 15, 2010 .
This prospectus contains basic information you should understand about the contracts before investing.  Please read this prospectus carefully and keep it for future reference.
Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs. There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all, within other investment products.  With help from financial consultants and advisers, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus against those of other investment products, especially other variable annuity and variable life insurance products offered by Nationwide and its affiliates.
Nationwide offers a wide array of such products, many with different charges, benefit features and underlying investment options.  This process of comparison and analysis should aid in determining whether the purchase of the contract described in this prospectus is consistent with your investment objectives, risk tolerance, investment time horizon, marital status, tax situation and other personal characteristics and needs.
The Statement of Additional Information (dated May 1, 2009, amended January 15, 2010 ), which contains additional information about the contracts and the Variable Account, has been filed with the Securities and Exchange Commission (“SEC”) and is incorporated herein by reference. The table of contents for the Statement of Additional Information is on page 29.  For general information or to obtain free copies of the Statement of Additional Information, call 1-800-848-6331 (TDD 1-800-238-3035) or write:
Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017-1522
The Statement of Additional Information and other material incorporated by reference can be found on the SEC website at: www.sec.gov.  Information about this and other Nationwide products can be found at www.nationwide.com.
Information about us and the product (including the Statement of Additional Information) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-0102.  Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.  The SEC also maintains a web site (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information.
Before investing, understand that annuities and/or life insurance products are not insured by the FDIC or any other Federal government agency, and are not deposits or obligations of, guaranteed by, or insured by the depository institution where offered or any of its affiliates.  An investment in this annuity involves investment risk, even with respect to amounts allocated to the money market Sub-Account.  Annuities that involve investment risk may lose value.  These securities have not been approved or disapproved by the SEC, nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.
This contract contains features that apply credits to the Contract Value.  The benefit of the credits may be more than offset by the additional fees that the contract owner will pay in connection with the credits.  A contract without credits may cost less.  Additionally, the cost of electing an Extra Value Option and the recapture of the credits (in the event of a surrender) could exceed any benefit of receiving the credits.

The Sub-Accounts available under this contract invest in the underlying mutual funds of the portfolio companies listed below.

•	American Century Variable Portfolios, Inc.

•	Fidelity Variable Insurance Products Fund

•	Nationwide Variable Insurance Trust

•	Rydex Variable Trust

For a complete list of the available Sub-Accounts, please refer to “Appendix A: Underlying Mutual Funds.”  For more information on the underlying mutual funds, please refer to the prospectus for the mutual fund.

Attachment A

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2009, amended January 15, 2010

Individual Deferred Variable Annuity Contracts
Issued by Nationwide Life Insurance Company
through its Nationwide Variable Account-4

This Statement of Additional Information is not a prospectus. It contains additional information than set forth in the prospectus and should be read in conjunction with the prospectus dated May 1, 2009, amended January 15, 2010 .  The prospectus may be obtained from Nationwide Life Insurance Company by writing 5100 Rings Road, RR1-04-F4, Dublin, Ohio 43017-1522, or calling 1-866-233-3223, TDD 1-800-238-3035.

Table of Contents of the Statement of Additional Information

General Information and History	1
Services	1
Purchase of Securities Being Offered	2
Underwriters	2
Advertising	2
Annuity Payments	2
Condensed Financial Information	3
Financial Statements	39

General Information and History

Nationwide Variable Account-4 is a separate investment account of Nationwide Life Insurance Company (“Nationwide”).  Nationwide is a member of the Nationwide group of companies.  All of Nationwide's common stock is owned by Nationwide Financial Services, Inc. (“NFS”), a holding company.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

Services

Nationwide, which has responsibility for administration of the contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each contract owner and the number and type of contract issued to each contract owner and records with respect to the Contract Value of each contract.

The custodian of the assets of the Variable Account is Nationwide.  Nationwide will maintain a record of all purchases and redemption of shares of the underlying mutual funds.  Nationwide, or its affiliates may have entered into agreements with the underlying mutual funds and/or their affiliates.  The agreements relate to services furnished by Nationwide or an affiliate of Nationwide.  Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for contract owners to execute trades in the funds.  Nationwide also acts as a limited agent for the fund for purposes of accepting the trades.  See “Underlying Mutual Fund Payments” located in the prospectus.

Distribution, Promotional, and Sales Expenses

In addition to or partially in lieu of commission, Nationwide may pay the selling firms a marketing allowance, which is based on the firm’s ability and demonstrated willingness to promote and market Nationwide's products.  How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities, such as training and education, that may contribute to the promotion and marketing of Nationwide's products.  Nationwide makes certain assumptions about the amount of marketing allowance it will pay and takes these assumptions into consideration when it determines the charges that will be assessed under the contracts.  For the contracts described in the prospectus, Nationwide assumed 0.75% (of the Daily Net Assets of the Variable Account) for marketing allowance when determining the charges for the contracts.  The actual amount of the marketing allowance may be higher or lower than this assumption.  If the actual amount of marketing allowance paid is more than what was assumed, Nationwide will fund the difference.  Nationwide generally does not profit from any excess marketing allowance if the amount assumed was higher than what is actually paid.  Any excess would be spent on additional marketing for the contracts.  For more information about marketing allowance or how a particular selling firm uses marketing allowances, please consult with your registered representative.

Attachment B

Underlying Mutual Fund Annual Expenses

The next table provides the minimum and maximum total operating expenses, as of December 31, 2008, charged by the underlying mutual funds that you may pay periodically during the life of the contract.  The table does not reflect Short-Term Trading Fees.   More detail concerning each underlying mutual fund’s fees and expenses is contained in the prospectus for each underlying mutual fund.

Total Annual Underlying Mutual Fund Operating Expenses	Minimum	Maximum

Expenses that are deducted from underlying mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of underlying mutual fund assets.	0.70%	4.12%

The minimum and maximum underlying mutual fund operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some underlying mutual funds.  Therefore, actual expenses could be lower.  Refer to the underlying mutual fund prospectuses for specific expense information.

Example

This Example is intended to help contract owners compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.  These costs include contract fees, Variable Account annual expenses, and underlying mutual fund fees and expenses.  The Example does not reflect premium taxes or Short-Term Trading Fees which, if reflected, would result in higher expenses.

The Example assumes:
•	a $10,000 investment in the contract for the time periods indicated;
•	a 5% return each year;
•	the maximum and the minimum fees and expenses of any of the underlying mutual funds; and
•	the total Variable Account charges associated with the most expensive combination of optional benefits (1.55%).

For those contracts that do not elect the most expensive combination of optional benefits, the expenses would be lower.

	If you surrender your contract at the end of the applicable time period				If you annuitize your contract at the end of the applicable time period				If you do not surrender your contract
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Underlying Mutual Fund Operating Expenses (4.12%)	$595	$1,769	$2,921	$5,704	*	$1,769	$2,921	$5,704	$595	$1,769	$2,921	$5,704
Minimum Total Underlying Mutual Fund Operating Expenses (0.70%)	$236	$728	$1,245	$2,664	*	$728	$1,245	$2,664	$236	$728	$1,245	$2,664

*The contracts sold under this prospectus do not permit annuitization during the first two Contract Years.

Condensed Financial Information

The value of an Accumulation Unit is determined on the basis of changes in the per share value of the underling mutual funds and the assessment of Variable Account charges which may vary from contract to contract (for more information on the calculation of Accumulation Unit values, see “Determining Variable Account Value – Valuing an Accumulation Unit”).

Financial Statements

Financial statements for the Variable Account and consolidated financial statements for Nationwide are located in the Statement of Additional Information.  A current Statement of Additional Information may be obtained, without charge, by contacting Nationwide’s home office at the telephone number listed on page 1 of this prospectus.

Nationwide Life Insurance Company

Nationwide is a stock life insurance company organized under Ohio law in March 1929 with its home office at One Nationwide Plaza, Columbus, Ohio 43215.  Nationwide is a provider of life insurance, annuities and retirement products.  It is admitted to do business in all states, the District of Columbia and Puerto Rico.

Nationwide is a member of the Nationwide group of companies.  Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company (the “Companies”) are the ultimate controlling persons of the Nationwide group of companies.  The Companies were organized under Ohio law in December 1925 and 1933 respectively.  The Companies engage in a general insurance and reinsurance business, except life insurance.

Nationwide Investment Services Corporation

The contracts are distributed by the general distributor, Nationwide Investment Services Corporation (“NISC”), One

Attachment C

Trading Fees will only apply to those Sub-Accounts corresponding to underlying mutual funds that charge such fees (see the underlying mutual fund prospectus).  Any Short-Term Trading Fees paid are retained by the underlying mutual fund, not by Nationwide, and are part of the underlying mutual fund’s assets.  Contract owners are responsible for monitoring the length of time allocations are held in any particular underlying mutual fund.  Nationwide will not provide advance notice of the assessment of any applicable Short-Term Trading Fee.

To determine which underlying mutual funds offered under the contract assess (or reserve the right to assess) a Short-Term Trading Fee, please see “Appendix A: Underlying Mutual Funds.”

If a Short-Term Trading Fee is assessed, the underlying mutual fund will charge the Variable Account 1% of the amount determined to be engaged in short-term trading.  The Variable Account will then pass the Short-Term Trading Fee on to the specific contract owner that engaged in short-term trading by deducting an amount equal to the Short-Term Trading Fee from that contract owner’s Sub-Account value.  All such fees will be remitted to the underlying mutual fund; none of the fee proceeds will be retained by Nationwide or the Variable Account.

When multiple purchase payments (or exchanges) are made to a Sub-Account that is subject to Short-Term Trading Fees, transfers will be considered to be made on a first in/first out (FIFO) basis for purposes of determining Short-Term Trading Fees.  In other words, units held the longest time will be treated as being transferred first, and units held for the shortest time will be treated as being transferred last.

Some transactions are not subject to the Short-Term Trading Fees.  Transactions that are not subject to Short-Term Trading Fees include:

•	scheduled and systematic transfers, such as Systematic Withdrawals;

•	surrenders;

•	surrenders of Annuity Units to make annuity payments;

•	surrenders of Accumulation Units to pay a death benefit; or

•	transfers made upon annuitization of the contract.

New share classes of certain currently available underlying mutual funds may be added as investment options under the contracts.  These new share classes may require the assessment of Short-Term Trading Fees.  When these new share classes are added, new purchase payment allocations and exchange reallocations to the underlying mutual funds in question may be limited to the new share class.   Nationwide will provide contract owners with written notice when allocations to an underlying mutual fund are limited to the redemption fee share class.

Optional Contract Benefits, Charges and Deductions

For an additional charge, the following optional benefits are available to contract owners.  Not all optional benefits are available in every state.  Unless otherwise indicated:

(1)	optional benefits must be elected at the time of application;

(2)	optional benefits, once elected, may not be terminated; and

(3)	the charges associated with the optional benefits will be assessed until annuitization.

Return of Premium Enhanced Death Benefit Option

In lieu of the standard death benefit, and for an additional charge at an annualized rate of 0.20% of the Daily Net Assets of the Variable Account, applicants for contracts with annuitants who are age 75 or younger at the time of application may elect the Return of Premium Enhanced Death Benefit Option.  Generally, if the annuitant dies before the Annuitization Date, the death benefit will be the greater of:

(1)	the Contract Value; or

(2)	the total of all purchase payments made to the contract, less an adjustment for amounts surrendered.

The adjustment for amounts surrendered will reduce item (2) above in the same proportion that the Contract Value was reduced on the date(s) of the partial surrender(s).

For contracts that have elected this option, if the total of all purchase payments made to the contract is greater than $3,000,000, the death benefit will be adjusted as described in the “Death Benefit Calculations” provision on page 25.

Extra Value Options

For an additional charge, an applicant can elect one of two Extra Value Options.

Applicants should be aware of the following prior to electing an Extra Value Option:

(1)
Nationwide believes that the Extra Value Options, even after the direct and indirect costs associated with the options, will benefit the majority of contract owners.  If you have questions about whether an Extra Value Option is appropriate for you, please consult your individual registered representative specifically about the option.

(2)	Nationwide may make a profit from the Extra Value Option charge.

(3)
Because the Extra Value Option charge will be assessed against the entire Contract Value for the first 7 contract years, contract owners who anticipate making additional purchase payments after the first Contract Year (which will not receive the Extra Value Option credit but will be assessed the Extra Value Option charge) should carefully examine the Extra Value Option and consult their financial adviser regarding its desirability.

(4)	Nationwide may take back or “recapture” all or part of the

Attachment D

the date of the dividend or income distribution occurs during the current Valuation Period);

(a)	is the Net Asset Value of the underlying mutual fund determined as of the end of the preceding Valuation Period; and

(b)
is a factor representing the daily Variable Account charges, which may include charges for contract options chosen by the contract owner.  The factor is equal to an annualized rate ranging from 0.45% to 1.55% of the Daily Net Assets of the Variable Account, depending on which contract features the contract owner chose.

Based on the net investment factor, the value of an Accumulation Unit may increase or decrease.  Changes in the net investment factor may not be directly proportional to changes in the Net Asset Value of the underlying mutual fund shares because of the deduction of Variable Account charges.

Though the number of Accumulation Units will not change as a result of investment experience, the value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period.

Transfers Prior to Annuitization

Generally, allocations may be transferred among the Sub-Accounts once per Valuation Period without charges or penalties.

Frequent Trading and Transfer Restrictions

Some of the Sub-Accounts available in the contract invest in underlying mutual funds that are designed to support active trading strategies (frequent reallocations from one sub- account to another).  These Sub-Accounts are referred to in this prospectus as “Actively Traded Funds.”  The remaining Sub-Accounts available in the contract invest in underlying mutual funds that prohibit such active trading.  These Sub-Accounts are referred to as “Limited Transfer Funds.”  Lists of the Actively Traded Funds and Limited Transfer Funds appear at the end of this section.

Nationwide discourages (and will take action to deter) inappropriate frequent transfers between and among the Limited Transfer Funds because frequent movement between or among those Sub-Accounts may negatively impact other investors.  Frequent transfers among the Limited Transfer Funds can result in:

•	the dilution of the value of the investors' interests in the underlying mutual fund;

•
underlying mutual fund managers taking actions that negatively impact performance (keeping a larger portion of the underlying mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this contract from the potentially negative impact of frequent transfers among the Limited Transfer Funds, Nationwide has implemented, or reserves the right to implement, several restrictions designed to deter frequent transfers among the Limited Transfer Funds, while still permitting contract owners to actively trade among the Actively Traded Funds.  Nationwide makes no assurance that all risks associated with frequent trading will be completely eliminated by these processes and/or restrictions.

If Nationwide is unable to deter frequent trading in the Limited Transfer Funds, the performance of the Sub-Accounts may be adversely impacted.

Redemption Fees

Some underlying mutual funds assess (against the Variable Account) a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of the allocation to the Sub-Account.  The fee is assessed against the amount transferred and is paid to the underlying mutual fund.  Redemption fees compensate the underlying mutual fund for any negative impact on fund performance resulting from short-term trading.  For more information on short-term trading fees, please see the “Short-Term Trading Fees” provision.

U.S. Mail Restrictions

Nationwide monitors transfer activity in order to identify those who may be engaged in harmful trading practices.  Transaction reports are produced and examined.  Generally, a contract may appear on these reports if the contract owner (or a third party acting on their behalf) engages in a certain number of “transfer events” involving Limited Transfer Funds in a given period.  A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Period).  For example, if a contract owner executes multiple transfers involving 10 Sub-Accounts in one day, this counts as one transfer event.  A single transfer occurring on a given trading day and involving only 2 Sub-Accounts will also count as one transfer event.

As a result of this monitoring process, Nationwide may restrict the method of communication by which transfer orders involving Limited Transfer Funds will be accepted.

Attachment E

In general, Nationwide will adhere to the following guidelines:

Trading Behavior	Nationwide's Response
6 or more transfer events involving Limited Transfer Funds in one calendar quarter
Nationwide will mail a letter to the contract owner notifying them that:

(1) they have been identified as engaging in harmful trading practices; and

(2) if their transfer events involving Limited Transfer Funds exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the contract owner will be limited to submitting transfer requests involving Limited Transfer Funds via U.S. mail on a Nationwide issued form.

More than 11 transfer events involving Limited Transfer Funds in 2 consecutive calendar quarters OR More than 20 transfer events involving Limited Transfer Funds in one calendar year	Nationwide will automatically limit the contract owner to submitting transfer requests involving Limited Transfer Funds via U.S. mail on a Nationwide issued form.

Each January 1st, Nationwide will start the monitoring anew, so that each contract starts with 0 transfer events each January 1.  See, however, the “Other Restrictions” provision below.

Other Restrictions

Contract owners that are required to submit transfer requests via U.S. mail will be required to use a Nationwide issued form for their transfer request.  Nationwide will refuse transfer requests that either do not use the Nationwide issued form for their transfer request or fail to provide accurate and complete information on their transfer request form.  In the event that a contract owner’s transfer request is refused by Nationwide, they will receive notice in writing by U.S. mail and will be required to resubmit their transfer request on a Nationwide issued form.

Nationwide reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect contract owners, annuitants, and beneficiaries from the negative investment results that may result from inappropriate market timing or other harmful investment practices employed by some contract owners (or third parties acting on their behalf).

Any restrictions that Nationwide implements will be applied consistently and uniformly.

Underlying Mutual Fund Restrictions and Prohibitions

Pursuant to regulations adopted by the SEC, Nationwide is required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any Nationwide contract owner;

(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

(3)
instruct Nationwide to restrict or prohibit further purchases or exchanges into a specific underlying mutual fund by contract owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than Nationwide’s policies).

Nationwide is required to provide such transaction information to the underlying mutual funds upon their request.  In addition, Nationwide is required to restrict or prohibit further purchases or exchange requests into one or more underlying mutual funds based upon instruction from the underlying mutual fund.  Nationwide and any affected contract owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchase requests.  If an underlying mutual fund refuses to accept a purchase request submitted by Nationwide, Nationwide will keep any affected contract owner in their current underlying mutual fund allocation.

Transfers After Annuitization

After annuitization, transfers among Sub-Accounts may only be made on the anniversary of the Annuitization Date.

Transfer Requests

Contract owners may submit transfer requests in writing, over the telephone, or via the Internet.  Nationwide will use reasonable procedures to confirm that instructions are genuine and will not be liable for following instructions that it reasonably determines to be genuine.  Nationwide may restrict or withdraw the telephone/fax and/or Internet transfer privilege at any time upon advance written notice .  Any restrictions on Internet use will not apply to contracts participating in the DAP.

Transfer requests will be processed on the current Valuation Day if received by Nationwide’s home office at least one hour before the close of the New York Stock Exchange (“NYSE”) (generally 3:00 pm Eastern Time).  Nationwide is currently extending the cut-off time for transfer requests submitted via the Internet to 25 minutes before the close of the NYSE (generally 3:35 pm Eastern Time).  All transfer requests received after the applicable cut-off time will be processed on the next Valuation Day.

Actively Traded Funds

The following list indicates those Sub-Accounts that invest in underlying mutual funds that support active trading strategies (“Actively Traded Funds”).

Rydex Variable Trust
•	Banking Fund
•	Basic Materials Fund
•	Biotechnology Fund
•	CLS AdvisorOne Amerigo Fund
•	CLS AdvisorOne Berolina Fund
•	CLS AdvisorOne Clermont Fund
•	Consumer Products Fund
•	Dow 2x Strategy Fund
•	Electronics Fund
•	Energy Fund
•	Energy Services Fund
•	Europe 1.25x Strategy Fund
•	Financial Services Fund
•	Government Long Bond 1.2x Strategy Fund
•	Health Care Fund
•	Internet Fund
•	Inverse Dow 2x Strategy Fund
•	Inverse Government Long Bond Strategy Fund
•	Inverse Mid-Cap Strategy Fund
•	Inverse NASDAQ-100® Strategy Fund
•	Inverse Russell 2000® Strategy Fund
•	Inverse S&P 500 Strategy Fund
•	Japan 2x Strategy Fund
•	Leisure Fund
•	Mid-Cap 1.5x Strategy Fund
•	NASDAQ-100® 2x Strategy Fund
•	NASDAQ-100® Fund
•	Nova Fund
•	Precious Metals Fund
•	Real Estate Fund
•	Retailing Fund
•	Russell 2000® 1.5x Strategy Fund
•	S&P 500 2x Strategy Fund
•	S&P 500 Pure Growth Fund
•	S&P 500 Pure Value Fund
•	S&P MidCap 400 Pure Growth Fund
•	S&P MidCap 400 Pure Value Fund
•	S&P SmallCap 600 Pure Growth Fund
•	S&P SmallCap 600 Pure Value Fund
•	Strengthening Dollar 2x Strategy Fund
•	Technology Fund
•	Telecommunications Fund
•	Transportation Fund
•	Utilities Fund
•	Weakening Dollar 2x Strategy Fund

Limited Transfer Funds

The following list indicates those Sub-Accounts that invest in underlying mutual funds that prohibit active trading strategies (“Limited Transfer Funds”).  Those Sub-Accounts designated with an asterisk (*) are available beginning May 1, 2010.

American Century Variable Portfolios, Inc.
•	American Century VP Income & Growth Fund: Class III*

•	American Century VP Value Fund: Class III*

Fidelity Variable Insurance Products Fund
•	VIP Equity-Income Portfolio: Service Class 2R*
•	VIP Growth Portfolio: Service Class 2R*

Nationwide Variable Insurance Trust
•	Federated NVIT High Income Bond Fund: Class III*
•	NVIT Government Bond Fund: Class III*
•	NVIT Investor Destinations Funds
o	NVIT Investor Destination Conservative Fund: Class VI*
o	NVIT Investor Destination Moderately Conservative Fund: Class VI*
o	NVIT Investor Destination Moderate Fund: Class VI*
o	NVIT Investor Destination Moderately Aggressive Fund: Class VI*
o	NVIT Investor Destination Aggressive Fund: Class VI*
•	NVIT Money Market Fund: Class II
•	NVIT Multi-Manager Small Company Fund: Class III*
•	NVIT Nationwide Fund: Class III*

Rydex Variable Trust
•	All-Cap Opportunity Fund
•	Alternative Strategies Allocation Fund
•	Commodities Strategy Fund
•	Hedged Equity Fund
•	International Opportunity Fund
•	Managed Futures Strategy Fund
•	Multi-Cap Core Equity Fund
•	Multi-Hedge Strategies Fund

Right to Examine and Cancel

If the contract owner elects to cancel the contract, he/she may return it to Nationwide’s home office within a certain period of time known as the “free look” period.  Depending on the state in which the contract was purchased (and, in some states, if the contract is purchased as a replacement for another annuity contract), the free look period may be 10 days or longer.  For ease of administration, Nationwide will honor any free look cancellation that is received at Nationwide’s home office or postmarked within 30 days after the contract issue date.  The contract issue date is the next business day after the initial purchase payment is applied to the contract.

If the contract owner elects to cancel the contract pursuant to the free look provision, where required by law, Nationwide will return the greater of the Contract Value or the amount of purchase payment(s) applied during the free look period, less any applicable federal and state income tax withholding.  Otherwise, Nationwide will return the Contract Value, less any applicable federal and state income tax withholding.

In some states, Nationwide will allocate initial purchase payments to the money market Sub-Account during the free look period.  Where state law requires the return of purchase payments upon cancellation of the contract during the free look period, Nationwide will allocate initial purchase payments allocated to Sub-Accounts to the money market Sub-Account during the free look period.  After the free look period, Nationwide will reallocate the Contract Value among the Sub-Accounts based on the instructions contained on the application.  Where state law requires the return of Contract Value upon cancellation of the contract during the free look period, Nationwide will immediately allocate initial purchase payments to the investment options based on the instructions contained on the application.  In other states, Nationwide will immediately allocate initial purchase payments to the investment options based on the instructions contained on the